MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is management’s discussion and analysis of financial condition and results of operations of Scorpio Bulkers Inc. for the nine-month period ended September 30, 2019. The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 20, 2019, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.
Unless otherwise indicated, references to “Scorpio Bulkers,” the “Company,” “we,” “our,” “us,” or similar terms refer to Scorpio Bulkers Inc. and its subsidiaries, except where the context otherwise requires.
Overview
We are an international shipping company that owns and operates the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.
Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. At September 30, 2019, we had an operating fleet of 60 vessels consisting of 54 owned or finance leased vessels (including 17 Kamsarmax vessels and 37 Ultramax vessels), one time chartered-in Ultramax vessel and five time chartered-in Kamsarmax vessels.
The Company is organized by vessel type into two operating segments:

•	Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt

•	Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a master agreement (as amended and restated from time to time) effective as from January 1, 2018, or the Master Agreement. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms as those contained in the Master Agreement.
SCM’s commercial management services include securing employment for our vessels in the spot market or on time charters. SCM also manages the Scorpio Pools identified below, which are spot-market oriented pools of similarly sized vessels operated by companies affiliated with us, in which our vessels and vessels owned by third parties are employed.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of our vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards.
We have also entered into an administrative services agreement, as amended from time to time, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. We reimburse SSH for the direct or indirect expenses it incurs in providing us with the administrative services described above.
We generate revenue by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•
Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs (described below), thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•
Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

For all of our vessels’ contractual relationships, we are responsible for crewing and other vessel operating costs for our owned or finance leased vessels and the charterhire expense for vessels that we time charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Commercial Pool	Voyage Charter	Time Charter
Typical contract length	Varies	Single voyage	Up to one year or more
Hire rate basis	Varies	Varies	Daily
Voyage expenses	Pool pays	We pay	Customer pays
Vessel operating costs for owned or finance leased vessels	We pay	We pay	We pay
Charterhire expense for vessels chartered-in	We pay	We pay	We pay
Off-hire	Pool does not pay	Customer does not pay	Customer does not pay
See “Important Financial and Operational Terms and Concepts” below.
As of the date of this report, all of our owned, finance leased and time chartered-in vessels were operating in the Scorpio Kamsarmax Pool or the Scorpio Ultramax Pool, which we refer to together as the “Scorpio Pools,” which are spot market-oriented commercial pools managed by our commercial manager, SCM, a related party of ours.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Hire rate. The basic payment from the charterer for the use of the vessel.
Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues, and voyage charters. Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools, and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters, as well as brokerage commissions and miscellaneous voyage expenses that we are unable to collect under time charter and pool arrangements. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned and finance leased vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees.

Technical management fees are paid to SSM. Pursuant to our Master Agreement, SSM provides us with technical management services, and we provide them with the ability to subcontract technical management of our vessels.
Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.
Drydocking. We periodically drydock each of our owned and finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the vessels. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
Time charter equivalent (TCE) revenue or rates. We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S. GAAP measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers, port charges and commissions to SCM. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by dividing TCE revenue by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Operations. Please also see “Non-GAAP Financial Measures.”
Revenue days. Revenue days are the total number of calendar days our vessels were in service during a period, less the total number of off-hire days during the period associated with repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Off-hire. Time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

Operating days. Operating days are the total number of available days in a period with respect to owned and finance leased vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned and finance leased vessels, not our time chartered-in vessels.
Non-GAAP Financial Measures
To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net income and related per share amounts, as well as adjusted EBITDA and TCE revenue are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. These non-GAAP financial measures should be viewed in addition to the results reported under U.S. GAAP, and should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with U.S. GAAP.
Reconciliations of EBITDA and TCE revenue as determined in accordance with U.S. GAAP for the nine months ended September 30, 2019 and 2018, as well as reconciliations of adjusted net income and related per share amounts and adjusted EBITDA in accordance with U.S. GAAP for the nine months ended September 30, 2019 are provided below (dollars in thousands, except per share data).
EBITDA

	Nine Months Ended September 30,
In thousands	2019	2018
Net income (loss)	$29,570	$(5,325)
Add Back:
Net interest expense	33,399	28,273
Depreciation and amortization (1)	53,864	54,301
EBITDA	$116,833	$77,249
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted Net Income

	Nine Months Ended September 30,
	2019
In thousands, except per share data	Amount	Per diluted share
Net income	$29,570	$0.42
Adjustments:
Loss / write-down on assets held for sale	12,041	0.17
Write-off of deferred financing cost	446	0.01
Total adjustments	12,487	0.18
Adjusted net income	$42,057	$0.60

Adjusted EBITDA

Nine Months Ended September 30,
In thousands	2019
Net income	$29,570
Impact of Adjustments	12,487
Adjusted net income	42,057
Add Back:
Net interest expense	33,399
Depreciation and amortization (1)	53,417
Adjusted EBITDA	$128,873
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
TCE Revenue
Time Charter Equivalent (TCE) revenue is defined as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which we believe is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Time charter equivalent revenue ($000’s):
Vessel revenue	$164,315	$177,331
Voyage expenses	(846)	(372)
Time charter equivalent revenue	$163,469	$176,959
Time charter equivalent revenue attributable to:
Kamsarmax	$60,673	$64,445
Ultramax	102,796	112,514
	$163,469	$176,959
Revenue days:
Kamsarmax	5,198	4,911
Ultramax	10,269	10,327
Combined	15,467	15,238
TCE per revenue day:
Kamsarmax	$11,672	$13,123
Ultramax	$10,010	$10,895
Combined	$10,569	$11,613

Executive Summary
For the first nine months of 2019, our U.S. GAAP net income was $29.6 million, or $0.42 per diluted share compared to a U.S. GAAP net loss of $5.3 million, or $0.07 loss per diluted share, in the same period in 2018. Results for the first nine months of 2019 included: a non-cash unrealized gain of approximately $68.6 million and cash dividend income of $1.6 million, or $1.01 per diluted share, primarily from our equity investment in Scorpio Tankers Inc., charges of approximately $12.5 million, or $0.18 per diluted share, related to the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the write-off of deferred financing costs on the credit facilities related to the SBI Electra and SBI Flamenco, and the write-off of deferred financing costs of approximately $3.2 million, or $0.05 per diluted share, related to the refinancing of existing debt. EBITDA for the first nine months of 2019 and 2018 were $116.8 million and $77.2 million, respectively (see “Non-GAAP Financial Measures”).

For the first nine months of 2019, our adjusted net income was $42.1 million, or $0.60 adjusted earnings per diluted share, which excludes the impact of the write-down of assets either sold or held for sale and the write-off of related deferred financing costs totaling $12.5 million. Adjusted EBITDA for the first nine months of 2019 was $128.9 million. There were no such non-GAAP adjustments to net loss in the first nine months of 2018 (see “Non-GAAP Financial Measures”).
Total vessel revenues for the first nine months of 2019 were $164.3 million, compared to $177.3 million in the prior year period. Our TCE revenue (see “Non-GAAP Financial Measures”) for the first nine months of 2019 was $163.5 million, a decrease of $13.5 million from the prior year period. The first half of 2019 proved challenging with a loss of iron exports mainly due to Vale’s dam failure and continued disruptions from the U.S. - China trade war. A strong South American and Black Sea grain season, increasing coal exports to India and China’s resumption of coal buying occurred in tandem with a rise in Atlantic cape rates. A restart of the Brazilian iron ore export program provided additional support to already rising Ultramax and Kamsarmax rates during the third quarter of 2019.
Total operating expenses for the first nine months of 2019 were $165.2 million, including the write-down of assets held for sale of $12.0 million, compared to $147.8 million for the first nine months of 2018.
Recent and Other Developments
Special Stock Dividend
On October 22, 2019, our Board of Directors declared a one-time special stock dividend to our shareholders of an aggregate of one million shares of common stock of Scorpio Tankers Inc. (NYSE:STNG), a related party. For each common share that a shareholder holds in the Company that shareholder will receive 0.0138 shares of common stock of Scorpio Tankers Inc., payable on or about December 13, 2019 to all shareholders of record as of November 15, 2019. The Scorpio Tankers Inc. common shares to be distributed in the special dividend were acquired from Scorpio Tankers Inc. in a registered underwritten public offering of its common shares in October 2018. Following the payment of the special dividend, we will continue to own approximately 4.4 million common shares of Scorpio Tankers Inc.
No fractional shares of Scorpio Tankers Inc. will be issued in connection with the special dividend, and instead our shareholders will receive cash in lieu of any fractional shares.
Quarterly Cash Dividend
In the third quarter of 2019, our Board of Directors declared and we paid a quarterly cash dividend of $0.02 per share totaling approximately $1.4 million.
On October 22, 2019, our Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about December 13, 2019, to all shareholders of record as of November 15, 2019.
Vessel Sales
On September 17, 2019, we agreed to sell the SBI Puma and SBI Cougar, 2014 and 2015 built Ultramax vessels, respectively, for approximately $37.9 million in aggregate to an unaffiliated third party. The sale closed on October 8, 2019 and generated $16.0 million of additional liquidity after the repayment of $21.9 million of outstanding debt. As of September 30, 2019, these vessels were classified as held for sale. We recorded a loss of approximately $4.9 million in the second quarter of 2019 and wrote-off deferred financing costs of $0.2 million in October 2019 upon the repayment of $21.9 million of outstanding debt.
Vessels Time Chartered-In

During August 2019, we time chartered-in one Kamsarmax vessel for approximately 24 to 27 months at 118% of the Baltic Exchanges 74,000 DWT Panamax Index, or the BPI. We simultaneously time chartered this vessel out to the Scorpio Kamsarmax Pool under matching terms.
In September 2019, we exercised our option to extend the time charter-in agreement of the 2017 built Ultramax vessel for one year at $10,885 per day.
Debt
Please see “Liquidity and Capital Resources” below.
Financial Results for the Nine Months Ended September 30, 2019 Compared to the Nine Months Ended September 30, 2018
For the first nine months of 2019, our U.S. GAAP net income was $29.6 million, or $0.42 per diluted share compared to a U.S. GAAP net loss of $5.3 million, or $0.07 loss per diluted share in the same period in 2018. Results for the first nine months of 2019 included: a non-cash unrealized gain of approximately $68.6 million and cash dividend income of $1.6 million, or $1.01 per diluted share, primarily from our equity investment in Scorpio Tankers Inc., charges of approximately $12.5 million, or $0.18 per diluted share, related to the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the write-off of deferred financing costs on the credit facilities related to the SBI Electra and SBI Flamenco, and the write-off of deferred financing costs of approximately $3.2 million, or $0.05 per diluted share, related to the refinancing of existing debt. EBITDA for the first nine months of 2019 and 2018 were $116.8 million and $77.2 million, respectively (see “Non-GAAP Financial Measures”).
For the first nine months of 2019, our adjusted net income was $42.1 million, or $0.60 adjusted earnings per diluted share, which excludes the impact of the write-down of assets either sold or held for sale and the write-off of related deferred financing costs totaling $12.5 million. Adjusted EBITDA for the first nine months of 2019 was $128.9 million. There were no such non-GAAP adjustments to net loss in the first nine months of 2018 (see “Non-GAAP Financial Measures”).
Total vessel revenues for the first nine months of 2019 were $164.3 million compared to $177.3 million in the prior year period. Our TCE revenue (see “Non-GAAP Financial Measures”) for the first nine months of 2019 was $163.5 million, a decrease of $13.5 million from the prior year period. The first half of 2019 proved challenging with a loss of iron exports mainly due to Vale’s dam failure and continued disruptions from the U.S. - China trade war. A strong South American and Black Sea grain season, increasing coal exports to India and China’s resumption of coal buying occurred in tandem with a rise in Atlantic cape rates. A restart of the Brazilian iron ore export program provided additional support to already rising Ultramax and Kamsarmax rates during the third quarter of 2019.
Total operating expenses for the first nine months of 2019 were $165.2 million, including the write-down of assets held for sale of $12.0 million, compared to $147.8 million for the first nine months of 2018.

Ultramax Operations

	Nine Months Ended September 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$103,234	$112,778	$(9,544)	(8)
Voyage expenses	438	264	174	66
TCE Revenue	$102,796	$112,514	$(9,718)	(9)
Operating expenses:
Vessel operating costs	50,962	53,430	(2,468)	(5)
Charterhire expense	2,731	2,773	(42)	(2)
Vessel depreciation	27,108	27,887	(779)	(3)
General and administrative expense	3,131	3,255	(124)	(4)
Loss / write-down on assets held for sale	4,688	—	4,688	NA
Total operating expenses	$88,620	$87,345	$1,275	1
Operating income	$14,176	$25,169	$(10,993)	(44)
Vessel revenue for our Ultramax Operations decreased to $103.2 million for the first nine months of 2019 from $112.8 million in the prior year period. The year suffered a slow start due to coal import restrictions by China and the sentiment from a limited U.S. Gulf grain season from 2018. Since then grain trades with support from Chinese and Indian coal buying provided the catalyst for the long and slow recovery which ended in the recent high in the Supramax and Ultramax segments during the third quarter of 2019.
TCE revenue (see “Non-GAAP Financial Measures”) for our Ultramax Operations was $102.8 million for the first nine months of 2019 compared to $112.5 million for the prior year period, associated with a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $10,010 and $10,895 for the first nine months of 2019 and 2018, respectively.

	Nine Months Ended September 30,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$102,796	$112,514	$(9,718)	(9)
TCE Revenue / Day	$10,010	$10,895	$(885)	(8)
Revenue Days	10,269	10,327	(58)	(1)
Our Ultramax Operations vessel operating costs were $51.0 million for the first nine months of 2019, including approximately $1.7 million of takeover costs and contingency expenses, compared with vessel operating costs of $53.4 million for the prior year period, relating to 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for the first nine months of 2019 of $4,873 were down slightly from the prior year period of $4,983 due to the timing of repairs and the purchase of spares and stores.
Charterhire expense for our Ultramax Operations was approximately $2.7 million for first nine months of 2019 and $2.8 million for the same period in 2018 and relates to the vessel we time chartered-in at $10,125 per day. In September 2019, we exercised our option to extend the time-charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $27.9 million in the first nine months of 2018 to $27.1 million in the first nine months of 2019 as the SBI Cougar and SBI Puma were classified as held for sale since the second quarter of 2019 and subsequently sold in October 2019.
General and administrative expense for our Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $3.1 million for the first nine months of 2019 and $3.3 million for the same period in 2018.

During the first nine months of 2019, we recorded a write-down on assets held for sale related to the classification of the SBI Cougar and SBI Puma as held for sale. The sale of the vessels was completed in October 2019.
Kamsarmax Operations

	Nine Months Ended September 30,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$61,081	$64,552	$(3,471)	(5)
Voyage expenses	408	107	301	281
TCE Revenue	$60,673	$64,445	$(3,772)	(6)
Operating expenses:
Vessel operating costs	25,730	25,458	272	1
Charterhire expense	8,039	318	7,721	2,428
Vessel depreciation	13,695	14,306	(611)	(4)
General and administrative expense	1,594	1,515	79	5
Loss / write-down on assets held for sale	7,353	—	7,353	NA
Total operating expenses	$56,411	$41,597	$14,814	36
Operating income	$4,262	$22,848	$(18,586)	81
Vessel revenue for our Kamsarmax Operations decreased to $61.1 million in the first nine months of 2019 from $64.6 million in the prior year period. The year had a slow start due to limited coal imports with restrictions in China and increased LNG consumptions in Europe, as well as an abrupt drop in iron ore exports after Vale’s dam failure. Rates recovered slowly until the end of the second quarter of 2019, helped by a sustained South American grain export campaign and steady Indian coal imports. At the start of the third quarter of 2019, the lack of ships in the Atlantic and the cape rates created a rally which lasted until September.
TCE revenue (see “Non-GAAP Financial Measures”) for our Kamsarmax Operations was $60.7 million for the first nine months of 2019 associated with a day-weighted average of 19 vessels owned or finance leased and two vessels time chartered-in, compared to $64.4 million for the prior year period associated with a day-weighted average of 18 vessels owned or finance leased. TCE revenue per day was $11,672 and $13,123 for the first nine months of 2019 and 2018, respectively.

	Nine Months Ended September 30,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$60,673	$64,445	$(3,772)	(6)
TCE Revenue / Day	$11,672	$13,123	$(1,451)	(11)
Revenue Days	5,198	4,911	287	6
Kamsarmax Operations vessel operating costs were $25.7 million for the first nine months of 2019, including approximately $0.8 million of takeover costs and contingency expenses, compared with vessel operating costs of $25.5 million for the prior year period relating to 19 and 18 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses for the first nine months of 2019 and 2018 were $4,990 and $4,970, respectively.
Kamsarmax Operations charterhire expense was $8.0 million in the first nine months of 2019, relating to five vessels we began time chartering-in during 2019. Prior to that, a profit and loss sharing agreement with a third party related to one Kamsarmax vessel for which we recorded our residual share of the profit or loss.
Kamsarmax Operations depreciation was $13.7 million and $14.3 million in the first nine months of 2019 and 2018, respectively, reflecting the decrease in vessels owned or finance leased due to the sale of the SBI Electra and SBI Flamenco.

General and administrative expense for our Kamsarmax Operations was $1.6 million and $1.5 million for the first nine months of 2019 and 2018, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first nine months of 2019, a write-down of assets held for sale related to the sale of the SBI Electra and SBI Flamenco totaling approximately $7.4 million was recorded.
Corporate
Certain general and administrative expenses we incur and all of our financial expenses are not attributable to a specific segment. Accordingly, these costs are not allocated to any of our segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $19.3 million and $18.5 million in the first nine months of 2019 and 2018, respectively. The year over year increase is due primarily to an increase in non-cash restricted stock amortization.
We recorded a non-cash unrealized gain of approximately $68.6 million and a cash dividend of $1.6 million for the first nine months of 2019, primarily from our equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income, increased to $39.8 million in the first nine months of 2019 from $34.8 million in the prior year period due to higher levels of debt. In the first nine months of 2019, approximately $3.6 million of deferred financing costs were written off related to vessel sales and debt refinancings under our new sale and leaseback transactions. In October 2019, we wrote-off approximately $0.2 million of deferred financing costs upon the repayment of the existing debt on the SBI Cougar and SBI Puma which were sold.
Liquidity and Capital Resources
Our primary sources of funds are cash flow from our vessels, which operate in the Scorpio Pools, credit facility borrowings and equity offerings. Our liquidity and capital needs arise primarily from working capital requirements to operate our fleet, payments to meet or refinance our debt obligations and expenditures for vessel acquisition/construction, as well as to maintain the high quality of our fleet including drydocking and scrubber installations. We also make occasional repurchases of shares of our common stock at the sole discretion of management based on market conditions and other factors.

At September 30, 2019, cash and cash equivalents totaled $80.1 million. While we believe that our current cash and cash equivalents balance as well as our operating cash flows will be sufficient to fund the operation of our fleet as well as other liquidity requirements such as debt repayment and capital expenditures (such as contractual payments for scrubbers) for at least twelve months from the issuance date of these financial statements, we have taken (or expect to take) actions to improve our cash position to more favorably position us for future financing and investing activities.

Recent Financing Activities
Our recent financing activities include the following, which are more fully described in the “Secured Credit Facilities, Financing Obligations and Unsecured Notes” section below:
Senior Unsecured Notes Due September 2019

On August 2, 2019, we redeemed the entire outstanding balance of our Senior Unsecured Notes Due September 2019, or our Senior Notes, of $73.6 million. The redemption price of the Senior Notes was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, August 2, 2019.
AVIC Lease Financing

In July 2019, we closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Hydra, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of this transaction, we agreed to bareboat charter-in the vessels for a period of eight years and have purchase options beginning after the end of the second year of each bareboat charter agreement. We also have a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.

$330.0 Million Credit Facility

During July 2019, we prepaid approximately $30.9 million of our $330.0 Million Credit Facility and wrote-off deferred financing costs of approximately $0.4 million as part of the refinancing of the three vessels now financed by the AVIC Lease Financing (SBI Hydra, SBI Lyra and SBI Maia). As such, the $330.0 Million Credit Facility was repaid in full and terminated.

$38.7 Million Credit Facility

During October 2019, we prepaid approximately $21.9 million of our $38.7 Million Credit Facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar.

Cash Flow
Operating Activities
The table below summarizes the effect of the major components of our operating cash flow.

	Nine Months Ended September 30,
	2019	2018
Net income (loss)	29,570	(5,325)
Non-cash items included in net income (loss)	(5,980)	54,301
Related party balances	(2,769)	4,117
Effect of changes in other working capital and operating assets and liabilities	1,859	(2,288)
Net cash provided by operating activities	22,680	50,805
The cash flow provided by operating activities for the nine months ended September 30, 2019 reflects the lower time charter rates earned during the period. Our non-cash items include unrealized gains on investments, the loss/write-down on vessels held for sale, vessel depreciation, amortization of restricted stock and deferred financing costs.
Investing Activities
Net cash provided by investing activities of $30.7 million primarily reflects the proceeds received from the sale of the SBI Electra and SBI Flamenco, partially offset by payments made on our scrubber program.
Financing Activities
Net cash provided by financing activities of $40.8 million primarily reflects the net proceeds resulting from our refinancing of existing bank debt under financing obligations via our new sale and leaseback transactions.
Share Repurchase Program
On January 25, 2019, our Board of Directors authorized a new share repurchase program of up to $50.0 million of our common stock in open market or privately negotiated transactions, or the New Share Repurchase Program. This New Share Repurchase Program replaced the previous $50.0 million share repurchase program authorized in October 2018. The specific timing and amounts of the repurchases are in the sole discretion of management and may vary based on market conditions and other factors, but we are not obligated under the terms of the New Share Repurchase Program to repurchase any of our common stock. The authorization has no expiration date.
Dividend
During 2019, our Board of Directors declared quarterly cash dividends of $0.08 per share or $5.7 million, of which $4.3 million has been paid as of the date of this filing and the balance is expected to be paid on or about December 13, 2019.
Special Stock Dividend
On October 22, 2019, our Board of Directors declared a one-time special stock dividend to our shareholders of an aggregate of one million shares of common stock of Scorpio Tankers Inc. (NYSE:STNG), a related party. For each common share that a shareholder holds in the Company, that shareholder will receive 0.0138 shares of common stock of Scorpio Tankers Inc., payable on or about December 13, 2019 to all shareholders of record as of November 15, 2019. The Scorpio Tankers Inc. common shares to be distributed in the special dividend were acquired from Scorpio Tankers Inc. in a registered underwritten public offering of its common shares in October 2018. Following the payment of the special dividend, we will continue to own approximately 4.4 million common shares of Scorpio Tankers Inc.
No fractional shares of Scorpio Tankers Inc. will be issued in connection with the special dividend, and instead our shareholders will receive cash in lieu of any fractional shares.
Secured Credit Facilities, Financing Obligations and Unsecured Notes
AVIC Lease Financing

On June 27, 2019, we closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Antares, SBI Bravo and SBI Leo) and on July 16, 2019, we closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels (SBI Hydra, SBI Lyra, and SBI Maia) to AVIC International Leasing Co., Ltd. As part of these transactions, we agreed to bareboat charter-in the vessels for a period of eight years and will have purchase options beginning after the end of the second year of each bareboat charter agreement. We also have a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.

This transaction provides financing for the installation of scrubbers for each of the six vessels included at the lowest of (i) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which will amortize over five years at approximately $82,000 per quarter per vessel once drawn down.

As of the date of this filing, the outstanding balance on this facility was approximately $111.0 million.

$45.0 Million Lease Financing - SBI Virgo and SBI Libra

On May 21, 2019, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million per vessel. As part of this transaction, we agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.

This transaction provides up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at approximately $1,370 per day per vessel for the first two years and $685 per day per vessel for the following two years once drawn down.

As of the date of this filing, the outstanding balance on this facility was approximately $40.3 million.

CMBFL Lease Financing

On May 24, 2019, we closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, we agreed to bareboat charter-in the vessels for a period of seven years. In addition, we have purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.

This transaction provides financing for the installation of scrubbers for each of the seven vessels included at the lowest of (i) 75% of the scrubber market value, (b) 75% of the scrubber price or (c) approximately $1.7 million, which will amortize proportionally over the remaining term of the lease with a balloon payment made at maturity.

As of the date of this filing, the outstanding balance on this facility was approximately $115.6 million.

$21.4 Million Lease Financing - SBI Samba

On April 15, 2019, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, we make monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides us with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

As of the date of this filing, the outstanding balance on this facility was approximately $20.5 million.

$19.0 Million Lease Financing - SBI Echo
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we make monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

As of the date of this filing, the outstanding balance on this facility was approximately $17.6 million.

$19.0 Million Lease Financing - SBI Tango
On July 18, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, we make monthly payments of $164,250 per day under a five-year bareboat charter agreement with the buyer. The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

As of the date of this filing, the outstanding balance on this facility was approximately $17.5 million.
$20.5 Million Lease Financing - SBI Hermes
On November 16, 2018, we closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, we make monthly payments of $177,938 per day under a five-year bareboat charter agreement with the buyer. The transaction also provides us with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

As of the date of this filing, the outstanding balance on this facility was approximately $19.3 million.
$19.6 Million Lease Financing - SBI Rumba
On October 25, 2017, we closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, we have agreed to make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which we have the option to extend for a further six months. The agreement also provides us with options to repurchase the vessel beginning on the fifth anniversary of the sale until the end of the bareboat charter agreement.
As of the date of this filing, the outstanding balance on this facility was approximately $17.1 million.
$42.0 Million Credit Facility

On January 30, 2015, we entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution to finance a portion of the purchase price of two Kamsarmax vessels then in our then existing Newbuilding Program which were delivered to us, and subsequently upsized by $10.8 million to finance a portion of the purchase price of one Ultramax vessel. Each tranche for the Kamsarmax vessels had a final maturity of six years from the drawdown date of the respective vessel, while the tranche for the Ultramax vessel was scheduled to mature on September 21, 2021. This facility bore interest at LIBOR plus a margin of 2.97%. This facility was secured by, among other things, a first preferred mortgage on the three vessels and was guaranteed by each of the vessel owning subsidiaries.

During the second quarter of 2019, we repaid and terminated this credit facility upon the completion of the $21.4 Million Lease Financing - SBI Samba.

$30.0 Million Credit Facility

On September 13, 2018, we entered into a senior secured credit facility for up to $30.0 million with ING Bank N.V. to refinance two of our Kamsarmax vessels (SBI Zumba and SBI Parapara). The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.20% per annum. This facility is secured by, among other things, a first preferred mortgage on the two Kamsarmax vessels and is guaranteed by each of the vessel owning subsidiaries.

On August 28, 2019, this facility was increased by approximately $2.6 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility. Once drawn down the amounts will amortize over twelve equal quarterly payments.

As of the date of this filing, the outstanding balance on this facility was approximately $27.8 million.

$60.0 Million Credit Facility

On September 11, 2018, we entered into a senior secured credit facility for up to $60.0 million to finance up to 60% of the fair market value of two Ultramax vessels (SBI Perseus and SBI Phoebe) and two Kamsarmax vessels (SBI Electra and SBI Flamenco). The SBI Electra and SBI Flamenco were sold in the second quarter of 2019 and the related debt was repaid. The facility has a final maturity date of five years from drawdown date and bears interest at LIBOR plus a margin of 2.25% per annum. This facility is secured by, among other things, a first preferred mortgage on the two remaining Ultramax vessels and is guaranteed by each of the vessel owning subsidiaries.

On July 23, 2019, this facility was increased by approximately $2.9 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility, which will amortize in equal quarterly payments over the remaining term of the facility once drawn down (but no more than 14 quarterly installments).

As of the date of this filing, the outstanding balance on this facility was approximately $27.1 million.

$184.0 Million Credit Facility

On September 21, 2018, we entered into a senior secured credit facility for up to $184.0 million with Nordea Bank ABP, New York Branch, and Skandinaviska Enskilda Banken AB (publ) to refinance up to 60% of the fair market value of six Ultramax vessels (SBI Athena, SBI Thalia, SBI Zeus, SBI Hera, SBI Poseidon and SBI Apollo) and six Kamsarmax vessels (SBI Conga, SBI Bolero, SBI Sousta, SBI Rock, SBI Reggae and SBI Mazurka). The facility, which is comprised of a term loan of up to $104.0 million and a revolver of up to $80.0 million, has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the twelve vessels and is guaranteed by each of the vessel owning subsidiaries.

On June 19, 2019, this facility was increased by approximately $17.4 million in the aggregate for the financing of the installation of scrubbers on the twelve vessels financed under this facility. The repayment profile is on a fifteen year age adjusted profile.

As of the date of this filing, the outstanding balance on this facility was approximately $128.9 million.

$34.0 Million Credit Facility
On October 3, 2018, we entered into a senior secured credit facility for up to $34.0 million with a leading European financial institution to refinance up to 62.5% of the fair market value of two Kamsarmax vessels (SBI Jive and SBI Swing).  The loan facility, which is comprised of a term loan up to $17.0 million and a revolver up to $17.0 million, has a final maturity date of seven years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum. This facility is secured by, among other things, a first preferred mortgage on the two vessels and is guaranteed by each of the vessel owning subsidiaries.

On June 17, 2019, this facility was increased by approximately $3.0 million in the aggregate for the financing of the installation of scrubbers for each of the two vessels which will amortize at approximately $125,000 per quarter per vessel once drawn down.

As of the date of this filing, the outstanding balance on this facility was approximately $32.2 million.

$330.0 Million Credit Facility

On July 29, 2014, we entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London to finance a portion of the purchase price of 22 of the vessels in our then existing newbuilding program, which was subsequently reduced by $15.0 million due to our sale of one of the vessels that was to collateralize this facility. This facility bore interest at LIBOR plus a margin of 2.925% per annum and had a term of seven years. This facility was secured by, among other things, a first preferred cross-collateralized mortgage on each of the 21 vessels (consisting of 15 Ultramax vessels and six Kamsarmax vessels) and was guaranteed by each of the vessel owning subsidiaries.

During the third quarter of 2019, we repaid and terminated this credit facility upon the completion of the AVIC Lease Financing.

$90.0 Million Credit Facility
On November 8, 2018, we entered into a senior secured credit facility for up to $90.0 million with Nordea Bank ABP, New York Branch and DVB Bank SE. The loan facility, which has a final maturity date of five years from signing date and bears interest at LIBOR plus a margin of 2.35% per annum, is being used to finance up to 60% of the fair market value of six Ultramax vessels (SBI Orion, SBI Hyperion, SBI Tethys, SBI Hercules, SBI Samson and SBI Phoenix). This facility is secured by, among other things, a first preferred mortgage on the six vessels and is guaranteed by each of the vessel owning subsidiaries.

On June 14, 2019, this facility was increased by approximately $8.7 million in the aggregate for the financing of the installation of scrubbers on the six vessels financed under this facility. The repayment profile is on a fifteen-year age adjusted profile.

    As of the date of this filing, the outstanding balance on this facility was approximately $82.1 million.

$12.5 Million Credit Facility

On December 22, 2015, we entered into a senior secured credit facility for up to $12.5 million, which was used to finance a portion of the purchase price of one Ultramax vessel in our then existing Newbuilding Program which was delivered to us. The facility has a maturity date of December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00% per annum. This facility is secured by, among other things, a first preferred mortgage on the Ultramax vessel and is guaranteed by the vessel owning subsidiary.

As of the date of this filing, the outstanding balance on this facility was approximately $8.8 million.

$27.3 Million Credit Facility

On December 22, 2015, we entered into a senior secured credit facility for up to $27.3 million, which was originally used to finance a portion of the purchase price of two Ultramax vessels in our then existing Newbuilding Program. Each tranche had or has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95% per annum. During 2018, we repaid approximately $8.8 million of the $27.3 Million Credit Facility upon the completion of the $20.5 Million Lease Financing - SBI Hermes transaction and refinanced the SBI Hermes. This facility is secured by, among other things, a first preferred mortgage on the remaining Ultramax vessel and is guaranteed by the vessel owning subsidiary.

As of the date of this filing, the outstanding balance on this facility was approximately $8.8 million.
$85.5 Million Credit Facility
On December 5, 2017, we entered into a senior secured credit facility for up to $85.5 million which was used to finance a portion of the purchase price of six Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of February 15, 2023 and bears interest at LIBOR plus a margin of 2.85% per annum. Subsequently, two Ultramax vessels were financed by the $45.0 Million Lease Financing - SBI Virgo and SBI Libra. This facility is secured by, among other things, a first preferred mortgage on the four remaining Ultramax vessels and is guaranteed by each vessel owning subsidiary.
On October 21, 2019, this facility was increased by approximately $5.7 million in the aggregate for the financing for the installation of scrubbers on the four remaining vessels financed under this facility, which will amortize in equal quarterly payments (once drawn down) until December 31, 2022.

As of the date of this filing, the outstanding balance on this facility was approximately $47.6 million.
$38.7 Million Credit Facility
On December 13, 2017, we entered into a senior secured credit facility for up to $38.7 million which was used to finance a portion of the purchase price of three Ultramax vessels we acquired in the fourth quarter of 2017. The facility has a maturity date of December 13, 2022 and bears interest at LIBOR plus a margin of 2.85% per annum. During October 2019, the Company prepaid approximately $21.9 million of this facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar. This facility is secured by, among other things, a first preferred mortgage on the remaining Ultramax vessel and is guaranteed by the vessel owning subsidiary.
As of the date of this filing, the outstanding balance on this facility was approximately $10.5 million.

$12.8 Million Credit Facility
On June 21, 2018, we entered into a $12.8 million senior secured credit facility with BNP Paribas to finance a portion of the purchase price of one Kamsarmax vessel, the SBI Lynx, delivered from Jiangsu New Yangzijiang Shipbuilding Co., Ltd. in China in June 2018. The loan facility has a final maturity date of June 15, 2023 and bears interest at LIBOR plus a margin of 2.40% per annum. This facility is secured by, among other things, a first preferred mortgage on the vessel and is guaranteed by the vessel owning subsidiary.

On August 6, 2019, this facility was increased by approximately $1.4 million for the financing of the installation of a scrubber on the vessel financed under this facility, which will be repaid in full upon final maturity on June 15, 2023.

As of the date of this filing, the outstanding balance on this facility was approximately $11.9 million.

Security

Our secured credit facilities are secured by, among other things: a first priority mortgage over the relevant vessels; a first priority assignment of earnings and insurances from the mortgaged vessels for the specific facility; a pledge of the earnings account of the mortgaged vessels for the specific facility; and a pledge of the equity interests of each vessel owning subsidiary under the specific facility.

Loan Covenants

Certain of our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•	The ratio of net debt to total capitalization of no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) of no less than $500.0 million plus: (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013, and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•	Minimum liquidity of not less than the greater of $25.0 million and $0.7 million per owned or finance leased vessel.

•
Minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility be between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if we do not meet these thresholds, to prepay a portion of the loan or provide additional security to eliminate the shortfall.

•
Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if we do not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.

Our credit facilities and financing obligations discussed above have, among other things, the following restrictive covenants which may restrict our ability to, among other things:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; or

•	effect a change of control of the Company.

A violation of any of the financial covenants contained in our credit facilities described above may constitute an event of default under all of our credit facilities, which, unless cured within the grace period set forth under the credit facility, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.
Furthermore, our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
Moreover, in connection with any waivers of or amendments to our credit facilities that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of the date of this filing, we were in compliance with all of the financial covenants contained in our credit facilities that we had entered into as of the date of this filing.

Please see Note 9, Debt, to our consolidated financial statements for additional information about these credit facilities.

Senior Unsecured Notes
On September 22, 2014, we issued $65.0 million aggregate principal amount of our 7.50% Senior Unsecured Notes in a registered public offering. The Senior Notes were due to mature on September 15, 2019 and could be redeemed in whole or in part at any time, or from time to time, after September 15, 2016. Interest on the Senior Notes was payable quarterly on each of March 15, June 15, September 15 and December 15, commencing on December 15, 2014. We used the net proceeds we received to fund installment payments due under our then existing Newbuilding Program. On October 16, 2014, we issued an additional $8.625 million aggregate principal amount of our Senior Notes, pursuant to the underwriters’ option to purchase additional Senior Notes. Our Senior Notes commenced trading on the NYSE on September 29, 2014 under the symbol “SLTB.”
On August 2, 2019, we redeemed the entire outstanding balance of the Senior Notes of $73,625,000. The redemption price of the Senior Notes was equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, August 2, 2019.
Critical Accounting Estimates
There have been no material changes to our significant accounting estimates since December 31, 2018 other than those reflected in our unaudited interim condensed consolidated financial statements for the nine-month period ended September 30, 2019 included elsewhere herein.  For a description of our critical accounting estimates and all of our significant accounting policies, see Note 1 to our audited financial statements and "Item 5 - Operating and Financial Review and Prospects," included in our Annual Report.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

As of September 30, 2019, our contractual obligations and commitments consisted principally of future minimum payments under non-cancelable time charter-in agreements and future minimum purchases under non-cancelable purchase agreements. Other than noted below, there have been no significant changes to such arrangements and obligations since December 31, 2018.

Time chartered-in vessels
During the nine months ended September 30, 2019, we time chartered-in five Kamsarmax vessels and exercised our option to extend the time charter-in on one Ultramax vessel for one year. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20	(1)
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,000	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(5)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(6)

(1)
This vessel was originally time chartered-in for 22 to 24 months at our option at $10,125 per day. In September 2019, we exercised our option to extend the time charter for one year at $10,885 per day. The vessel was delivered to us in September 2017.

(2)	This vessel has been time chartered-in for 24 to 27 months at our option at 118% of the BPI. The vessel was delivered to us in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at our option at 118% of the BPI. The vessel was delivered to us in May 2019.

(4)
This vessel is time chartered-in for 24 months at $12,000 per day for the first twelve months and at $12,500 per day for the second twelve months. We have the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. We also have options to purchase the vessel beginning after the first year. The vessel was delivered to us in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at our option at 120% of the BPI. The vessel was delivered to us in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at our option at 118% of the BPI. The vessel was delivered to us in August 2019.

Financial Guarantees

In October 2019, we agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through October 2020 on behalf of the vessels we own. The maximum potential amount of future payments is $2.0 million.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	September 30,	December 31,
	2019	2018
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$80,134	$67,495
Inventories	5,992	3,595
Due from related parties	9,949	7,338
Prepaid expenses and other current assets	6,732	5,671
Total current assets	102,807	84,099
Non-current assets
Vessels, net	1,379,057	1,507,918
Equity investments	1,522	—
Equity investments-related party	160,865	92,281
Assets held for sale	36,939	—
Deferred financing costs, net	3,151	3,706
Other assets	59,165	474
Due from related parties	14,606	15,348
Total non-current assets	1,655,305	1,619,727
Total assets	$1,758,112	$1,703,826

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$37,573	$60,310
Financing obligations	28,745	4,594
Senior Notes, net	—	73,253
Accounts payable and accrued expenses	47,753	13,976
Due to related parties	323	481
Total current liabilities	114,394	152,614
Non-current liabilities
Bank loans, net	403,997	621,179
Financing obligations	327,482	69,229
Other liabilities	19,489	—
Total non-current liabilities	750,968	690,408
Total liabilities	865,362	843,022
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares as of September 30, 2019 and December 31, 2018; outstanding 72,487,958 shares and 71,217,258 shares as of September 30, 2019 and December 31, 2018, respectively	809	796
Paid-in capital	1,750,011	1,747,648
Common shares held in treasury, at cost; 8,567,846 shares at September 30, 2019 and December 31, 2018	(56,720)	(56,720)
Accumulated deficit	(801,350)	(830,920)

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

Total shareholders’ equity	892,750	860,804
Total liabilities and shareholders’ equity	$1,758,112	$1,703,826

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statement of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	For the Nine Months Ended September 30,
	2019	2018
Revenue:
Vessel revenue	$1,445	$—
Vessel revenue-related party	162,870	177,331
Total vessel revenue	164,315	177,331
Operating expenses:
Voyage expenses	701	372
Voyage expenses-related party	145	—
Vessel operating costs	66,703	67,255
Vessel operating costs-related party	9,989	11,633
Charterhire expense	10,770	3,091
Vessel depreciation	40,803	42,193
General and administrative expenses	17,393	17,189
General and administrative expenses-related party	6,608	6,094
Loss / write-down on assets held for sale	11,637	—
Loss / write-down on assets held for sale-related party	404	—
Total operating expenses	165,153	147,827
Operating (loss) income	(838)	29,504
Other income (expense):
Interest income	1,227	756
Income from equity investment	22	—
Income from equity investment - related party	70,205	—
Foreign exchange loss	(33)	(73)
Financial expense, net	(41,013)	(35,512)
Total other income (expense)	30,408	(34,829)
Net income (loss)	$29,570	$(5,325)
Weighted-average shares outstanding:
Basic	67,889	72,649
Diluted	69,610	72,649
Income (loss) per common share:
Basic	$0.44	$(0.07)
Diluted	$0.42	$(0.07)

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
(Dollars in thousands)

	Number of shares outstanding	Common stock		Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2019	71,217,258	$796		$1,747,648	$(56,720)	$(830,920)	$860,804
Net income						29,570	29,570
Common stock issued	—	—	—	—	—	—	—
Issuance of restricted stock, net of forfeitures	1,270,700	13		(13)	—	—	—
Cash dividends declared on stock ($0.06 per common share)	—	—		(4,298)	—	—	(4,298)
Treasury Stock	—	—		—	—	—	—
Restricted stock amortization	—	—		6,674	—	—	6,674
Balance as of September 30, 2019	72,487,958	$809		$1,750,011	$(56,720)	$(801,350)	$892,750

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2018	74,902,364	$762	$1,745,844	$(11,004)	$(818,222)	$917,380
Net loss					(5,325)	(5,325)
Common stock issued	1,592,594	16	(16)	—	—	—
Issuance of restricted stock, net of forfeitures	1,824,698	18	(18)	—	—	—
Cash dividends declared on stock ($0.06 per common share)	—	—	(4,579)	—	—	(4,579)
Treasury Stock	(2,641,479)	—	—	(18,710)	—	(18,710)
Restricted stock amortization	—	—	5,625	—	—	5,625
Balance as of September 30, 2018	75,678,177	$796	$1,746,856	$(29,714)	$(823,547)	$894,391

See notes to the unaudited condensed consolidated financial statements.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	For the Nine Months Ended September 30,
	2019	2018
Operating activities
Net income (loss)	$29,570	$(5,325)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted stock amortization	6,674	5,625
Vessel depreciation	40,803	42,193
Amortization of deferred financing costs	5,941	6,483
Write-off of deferred financing costs	446	—
Loss / write-down on assets held for sale	10,385	—
Net unrealized gains on investments	(68,606)	—
Dividend income on equity investments	(1,623)	—
Changes in operating assets and liabilities:
Drydocking expenditures	(2,265)	—
Decrease in prepaid expenses and other current assets	(2,829)	(266)
Increase in accounts payable accrued expenses	6,953	(2,022)
Decrease in related party balances	(2,769)	4,117
Net cash provided by operating activities	22,680	50,805
Investing activities
Equity investment	(1,500)	—
Proceeds from sale of vessels	47,302	—
Dividend income on equity investments	1,623	—
Scrubber payments	(16,678)	—
Payments for vessels and vessels under construction	—	(21,423)
Net cash provided by (used in) investing activities	30,747	(21,423)
Financing activities
Proceeds from issuance of debt	300,070	324,725
Repayments of long term debt	(332,052)	(251,515)
Share repurchases	—	(18,710)
Dividend paid	(4,298)	(4,579)
Debt issue cost paid	(4,508)	(5,029)
Net cash (used in) provided by financing activities	(40,788)	44,892
Increase in cash and cash equivalents	12,639	74,274
Cash and cash equivalents, beginning of period	67,495	68,535
Cash and cash equivalents, end of period	$80,134	$142,809
Supplemental cash flow information:
Interest paid	$37,167	$29,334
Non-cash investing and financing activities
Right of use asset at inception	$54,191	$—
See notes to the unaudited condensed consolidated financial statements.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

1.	Organization and Basis of Presentation
Company
Scorpio Bulkers Inc. and its subsidiaries (together the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Scorpio Bulkers Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels. As of September 30, 2019, the Company owned or finance leased 54 vessels consisting of 17 Kamsarmax vessels and 37 Ultramax vessels and time chartered in six vessels consisting of five Kamsarmax vessels and one Ultramax vessel.
The Company is organized by vessel type into two operating segments (see Note 16, Segments, to the condensed consolidated financial statements):

•	Ultramax - includes vessels ranging from approximately 60,200 DWT to 64,000 DWT

•	Kamsarmax - includes vessels ranging from approximately 82,000 DWT to 84,000 DWT

The Company’s vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services include securing employment for the Company’s vessels in pools, in the spot market and on time charters.

The Company’s vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement, as amended from time to time, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. SSH is also reimbursed for the direct or indirect expenses that it incurs in providing the Company with the administrative services described above.
Basis of accounting
The condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial position as of September 30, 2019 and the Company’s result of operations for the nine months ended September 30, 2019 and 2018, and cash flows for the nine months ended September 30, 2019 and 2018. The condensed consolidated balance sheet as of December 31, 2018 was derived from audited financial statements but does not contain all the footnote disclosures from the annual financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission, or the SEC, rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.
Going concern
The Company’s revenue is primarily derived from pool revenue. The bulker shipping industry is volatile and has experienced a sustained cyclical downturn recently. While the outlook has brightened, if the recovery is not sustained, this could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

The fair market values of the Company’s vessels also experience high volatility. The fair value of the vessels may increase or decrease depending on a number of factors including, but not limited to, the prevailing level of charter rates and day rates, general economic and market conditions affecting the international shipping industry, types, sizes and ages of vessels, supply and demand for vessels, availability of or developments in other modes of transportation, competition from other shipping companies, cost of newbuildings, governmental or other regulations and technological advances. In addition, as vessels grow older they generally decline in value. If the fair value of its vessels declines, the Company may not be in compliance with certain provisions of its credit facilities and it may not be able to refinance its debt. The prepayment of certain credit facilities may be necessary for the Company to maintain compliance with certain covenants in the event that the value of its vessels falls below a certain level. Additionally, if the Company sells one or more of its vessels at a time when vessel prices have fallen, the sale price may be less than the vessel’s carrying value on its consolidated financial statements, resulting in a loss on sale or an impairment loss being recognized, ultimately leading to a reduction in earnings. Furthermore, if vessel values fall significantly, this could indicate a decrease in the recoverable amount for the vessel which may result in an impairment adjustment in the carrying value of the vessel.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Recently adopted accounting standards

The Company has adopted Financial Accounting Standards Board, or the FASB, Accounting Standards Codification, or the ASC, Topic 842, “Leases” effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate its comparative prior year periods. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The cumulative effect adjustment to the Company’s opening balance of accumulated deficit was zero.
The Company determines if an arrangement contains a lease at inception. This determination requires judgment with arrangements generally considered to contain a lease when all of the following apply:

•	It conveys the right to control the use of an identified asset for a period of time to the lessee;

•	The lessee enjoys substantially all economic benefits from the use of the asset; and

•	The lessee directs the use of the identified asset.
At the present time, substantially all of the Company’s revenues are sourced from commercial pools, which along with time charters, fall under the guidance of U.S. GAAP for leases. Based on the Company's analysis of its contracts, the Company determined that its pool arrangements meet the definition of operating leases under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers and enjoy the economic benefits derived from such arrangements.  Furthermore, the pools can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of use. The Company, as lessor, elected to apply the practical expedient to not separate lease and associated non-lease components and instead to account for each separate lease component and the associated non-lease components as a single component, as the criteria for not separating the lease and non-lease components of its arrangements are met since: (a) the timing and pattern of transfer are the same for both the lease and non-lease components, (b) the lease component of the contracts, if accounted for separately, would be classified as an operating lease, and (c) the lease component is the predominant component in the arrangement.
Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool, based upon performance, age and other factors. As a pool participant,

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

the Company accounts for its vessels as assets and records lease revenue for each period as the variability associated with lease payments is resolved.
At times, the Company charters in vessels to supplement its own fleet and engages them in time charters to the commercial pools. Subsequent to the January 1, 2019 adoption date, the Company entered into agreements to lease six vessels from a third party for which it recognized the operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet. At lease commencement, the Company calculates the present value of lease payments discounted at the rate implicit in the lease, if available, or otherwise at its incremental borrowing rate. The Company’s incremental borrowing rate reflects the interest rate it would need to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.
The Company also enters into sale and leaseback transactions, all of which contain lessee fixed price repurchase obligations. In accordance with ASC 842, such transactions are accounted for as failed sales and accordingly, the Company continues to recognize these vessels at their net book values on the consolidated balance sheet while also recognizing their financial liabilities for the financing amount drawn down on the accompanying consolidated balance sheet under “Financing obligation” and the variable amount of consideration paid under “Financial expense, net” in the accompanying condensed consolidated statement of operations.
The Company recognizes lease payments for all operating leases as charterhire expense on the condensed consolidated statements of operations on a straight-line basis over the lease term.
In May 2014, the FASB issued Accounting Standard Update, or ASU, 2014-09, “Revenue from Contracts with Customers” (Topic 606). This standard requires entities to (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company adopted ASU 2014-09 for the reporting period commencing on January 1, 2018 and elected to use the modified retrospective approach. Its adoption primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue is recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Company’s quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of the change in timing of revenue recognition as outlined above required no adjustment to the opening retained earnings as of January 1, 2018 as the Company was not engaged in any voyage charters. At the present time, virtually all of the Company’s revenues are sourced from commercial pools which, along with time charters, fall under the guidance of ASC Topic 842 “Leases”.

2.	Cash and cash equivalents
Cash and cash equivalents includes $30.0 million and $10.1 million of short-term deposits with original maturities of less than three months, at September 30, 2019 and December 31, 2018, respectively.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

3.	Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	September 30,
Nine Months Ended	2019	2018
Net income (loss) for basic and diluted earnings per share	$29,570	$(5,325)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	67,889	72,649
Effect of dilutive securities	1,721	—
Weighted average common shares - diluted	69,610	72,649

Income (loss) per share:
Basic	$0.44	$(0.07)
Diluted	$0.42	$(0.07)
The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations for the nine months ended September 30, 2019 and 2018 (in thousands).

	September 30,
	2019	2018
Anti-dilutive equity awards	1,091	3,777

4.	Vessels, net
At September 30, 2019 the Company owned or finance leased 17 Kamsarmax vessels and 37 Ultramax vessels. A rollforward of activity within vessels is as follows (amounts in thousands):

Balance at December 31, 2018	$1,507,918
Transferred to assets held for sale	(96,276)
Other additions	8,218
Depreciation	(40,803)
Balance at September 30, 2019	$1,379,057
Depreciation includes depreciation related to the Company’s finance leased vessels.
All of the Company’s vessels serve as collateral against existing loan facilities.

Owned or Finance Leased Vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

SBI Echo		2015	61,000	Ultramax
SBI Lyra		2015	61,000	Ultramax
SBI Tango		2015	61,000	Ultramax
SBI Maia		2015	61,000	Ultramax
SBI Hydra		2015	61,000	Ultramax
SBI Subaru		2015	61,000	Ultramax
SBI Pegasus		2015	64,000	Ultramax
SBI Ursa		2015	61,000	Ultramax
SBI Thalia		2015	64,000	Ultramax
SBI Cronos		2015	61,000	Ultramax
SBI Orion		2015	64,000	Ultramax
SBI Achilles		2016	61,000	Ultramax
SBI Hercules		2016	64,000	Ultramax
SBI Perseus		2016	64,000	Ultramax
SBI Hermes		2016	61,000	Ultramax
SBI Zeus		2016	60,200	Ultramax
SBI Hera		2016	60,200	Ultramax
SBI Hyperion		2016	61,000	Ultramax
SBI Tethys		2016	61,000	Ultramax
SBI Phoebe		2016	64,000	Ultramax
SBI Poseidon		2016	60,200	Ultramax
SBI Apollo		2016	60,200	Ultramax
SBI Samson		2017	64,000	Ultramax
SBI Phoenix		2017	64,000	Ultramax
SBI Aries		2015	64,000	Ultramax
SBI Taurus		2015	64,000	Ultramax
SBI Gemini		2015	64,000	Ultramax
SBI Pisces		2016	64,000	Ultramax
SBI Libra		2017	64,000	Ultramax
SBI Virgo		2017	64,000	Ultramax
SBI Jaguar		2014	64,000	Ultramax
SBI Cougar	*	2015	64,000	Ultramax
SBI Puma	*	2014	64,000	Ultramax
Total Ultramax			2,307,800
SBI Samba		2015	84,000	Kamsarmax
SBI Rumba		2015	84,000	Kamsarmax
SBI Capoeira		2015	82,000	Kamsarmax
SBI Carioca		2015	82,000	Kamsarmax
SBI Conga		2015	82,000	Kamsarmax
SBI Bolero		2015	82,000	Kamsarmax
SBI Sousta		2016	82,000	Kamsarmax
SBI Rock		2016	82,000	Kamsarmax
SBI Lambada		2016	82,000	Kamsarmax
SBI Reggae		2016	82,000	Kamsarmax
SBI Zumba		2016	82,000	Kamsarmax
SBI Macarena		2016	82,000	Kamsarmax
SBI Parapara		2017	82,000	Kamsarmax
SBI Swing		2017	82,000	Kamsarmax

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

SBI Mazurka	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
SBI Lynx	2018	82,000	Kamsarmax
Total Kamsarmax		1,398,000
Total Owned or Financed Leased Vessels DWT		3,705,800
* Classified as held for sale at September 30, 2019

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

5.	Assets Held for Sale
Assets held for sale at September 30, 2019 were $36.9 million. There were no vessels classified as held for sale at December 31, 2018.
In March 2019, the Company entered into agreements with unaffiliated third parties to sell the SBI Electra and SBI Flamenco, two 2015 Chinese built Kamsarmax vessels, for approximately $48.0 million in aggregate. Delivery of the vessels occurred in the second quarter of 2019. As a result, the Company classified the vessels as held for sale and recorded a write-down of approximately $7.4 million.
During the second quarter of 2019, the Company’s Board of Directors made the decision to sell the SBI Puma and SBI Cougar, 2014 and 2015 built Ultramax vessels, respectively, and as such these vessels were classified as held for sale at September 30, 2019. As a result, the Company recorded a write-down of approximately $4.7 million. During the third quarter of 2019, the Company entered into agreements with unaffiliated third parties to sell both vessels. The sales closed in October 2019.

6.	Commitments and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of September 30, 2019.
Other
The Company also has certain commitments related to the commercial and technical management of its vessels. As of September 30, 2019, we would be obligated to pay termination fees of $3.6 million to SCM and SSM if we were to cancel our Master Agreement as of September 30, 2019. We are also required to pay SCM for each vessel that we own an amount equal to three months of commissions that SCM would have expected to earn had the contracts not been terminated. Due to the variable nature of the commissions, they have been excluded from these figures. There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
As of September 30, 2019, the Company’s contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. Other than the addition of the five Kamsarmax vessels time chartered-in for which the details are listed below, there have been no significant changes to such arrangements and obligations since December 31, 2018.
Time chartered-in vessels
During the nine months ended September 30, 2019, the Company time chartered-in five Kamsarmax vessels and exercised its option to extend the time charter-in on one Ultramax vessel for one year. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20	(1)
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,000	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(5)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(6)

(1)
This vessel was originally time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

(2)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel is time chartered-in for 24 months at $12,000 per day for the first twelve months and at $12,500 per day for the second twelve months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The Company also has options to purchase the vessel beginning after the first year. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 120% of the BPI. The vessel was delivered to the Company in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

7.	Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	September 30, 2019	December 31, 2018
Accounts payable	$1,609	$4,948
Accrued operating	39,474	1,705
Accrued administrative	6,670	7,323
Accounts payable and accrued expenses	$47,753	$13,976
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 14, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.

8.	Common Shares
Share Repurchase Program
During the nine months ended September 30, 2019, the Company’s Board of Directors authorized a new share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. This new share repurchase program replaced the Company’s previous share repurchase program that was authorized in October 2018 and that was terminated in conjunction with the authorization of the new share repurchase program. The specific timing and amounts of the repurchases will be in the sole discretion of management and may vary based on market conditions and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The authorization has no expiration date.
Dividend
During the nine months ended September 30, 2019, the Company’s Board of Directors declared and the Company paid quarterly cash dividends totaling $0.06 per share or approximately $4.3 million in aggregate.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

9.	Debt
The Company’s long-term debt consists of Senior Notes, bank loans and financing obligations summarized as follows (in thousands):

	September 30, 2019	December 31, 2018
Unsecured Senior Notes	$—	$73,625

Credit Facilities:
$330 Million Credit Facility	—	140,677
$42 Million Credit Facility	—	14,105
$12.5 Million Credit Facility	8,813	9,400
$27.3 Million Credit Facility	9,008	9,008
$85.5 Million Credit Facility	47,594	78,972
$38.7 Million Credit Facility	32,400	35,100
$12.8 Million Credit Facility	11,900	12,325
$30.0 Million Credit Facility	27,753	29,420
$60.0 Million Credit Facility	27,138	58,797
$184.0 Million Credit Facility	168,916	180,229
$34.0 Million Credit Facility	32,179	34,000
$90.0 Million Credit Facility	82,100	90,000
$19.6 Million Lease Financing - SBI Rumba	17,191	18,101
$19.0 Million Lease Financing - SBI Tango	17,593	18,451
$19.0 Million Lease Financing - SBI Echo	17,671	18,481
$20.5 Million Lease Financing - SBI Hermes	19,372	20,299
$21.4 Million Lease Financing - SBI Samba	20,726	—
CMBFL Lease Financing	115,688	—
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	40,783	—
AVIC Lease Financing	112,183	—
Total bank loans and financing obligations outstanding	809,008	767,365
Less: Current portion	(67,465)	(66,156)
	$741,543	$701,209

(amounts in thousands)	September 30, 2019			December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
Total debt, gross	$67,465	$741,543	$809,008	$139,781	$701,209	$840,990
Unamortized deferred financing costs	(1,147)	(10,064)	(11,211)	(1,624)	(10,801)	(12,425)
Total debt, net	$66,318	$731,479	$797,797	$138,157	$690,408	$828,565
Unsecured Senior Notes
On September 22, 2014, the Company issued $65.0 million in aggregate principal amount of 7.5% Senior Notes due September 2019, or the Senior Notes, and on October 16, 2014 the Company issued an additional $8.6 million aggregate principal amount of Senior Notes when the underwriters partially exercised their option to purchase additional Senior Notes on the same terms and conditions.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

The Senior Notes were redeemed on August 2, 2019. The redemption price of the Senior Notes was equal to 100% of the principal amount redeemed, plus accrued and unpaid interest to, but excluding, August 2, 2019.
The Senior Notes bore interest at a rate of 7.5% per year, payable quarterly on each March 15, June 15, September 15 and December 15, commencing on December 15, 2014. The Senior Notes were redeemable at the Company’s option in whole or in part, at any time on or after September 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.
The Senior Notes were the Company’s senior unsecured obligations and ranked equally with all of its existing and future senior unsecured and unsubordinated debt and were effectively subordinated to its existing and future secured debt, to the extent of the value of the assets securing such debt, and were structurally subordinated to all existing and future debt and other liabilities of the Company’s subsidiaries. No sinking fund was provided for the Senior Notes. The Senior Notes were issued in minimum denominations of $25.00 and integral multiples of $25.00 in excess thereof and were listed on the New York Stock Exchange under the symbol “SLTB”. The Senior Notes required the Company to comply with certain covenants, including financial covenants; restrictions on consolidations, mergers or sales of assets and prohibitions on paying dividends or returning capital to equity holders if a covenant breach or an event of default has occurred or would have occurred as a result of such payment. If the Company underwent a change of control, holders may have required it to repurchase for cash all or any portion of their notes at a change of control repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control purchase date.
The financial covenants included:

•	Net borrowings shall not equal or exceed 70% of total assets.

•	Tangible net worth shall always exceed $500.0 million.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Secured Credit Facilities
The Company has 10 credit agreements with banks in place, which are collateralized by the Company’s vessels. The following is a summary of those credit agreements as of September 30, 2019:

($000’s)	$12.5 Million Credit Facility	$27.3 Million Credit Facility	$85.5 Million Credit Facility	$38.7 Million Credit Facility	$12.8 Million Credit Facility	$30.0 Million Credit Facility	$60.0 Million Credit Facility	$184.0 Million Credit Facility	$34.0 Million Credit Facility	$90.0 Million Credit Facility
Date of Agreement	December 22, 2015	December 22, 2015	December 5, 2017	December 13, 2017	June 21, 2018	September 13, 2018	September 11, 2018	September 21, 2018	October 3, 2018	November 8, 2018

Total Vessels Financed
Kamsarmax	—	—	—	—	1	2	—	6	2	—
Ultramax	1	1	4	3	—	—	2	6	—	6

Interest Rate-LIBOR+	3.000%	2.950%	2.850%	2.850%	2.400%	2.200%	2.250%	2.400%	2.350%	2.350%

Commitment Fee	—%	1.180%	1.140%	0.998%	0.960%	0.880%	0.900%	0.960%	1.175%	1.000%

Maturity Date	December 22, 2020	5 years from each drawdown	February 15, 2023	December 13, 2022	June 15, 2023	September 18, 2023	September 14, 2023	September 21, 2023	October 3, 2025	November 8, 2023

Amount outstanding	8,813	9,008	47,594	32,400	11,900	27,753	27,138	168,916	32,179	82,100

Carrying Value of Vessels Collateralized	27,877	28,600	86,859	56,646	26,568	59,787	51,929	338,214	54,229	159,605

Amount Available	—	—	—	—	1,398	2,585	2,862	17,448	3,000	8,706
Secured Credit Facilities and Financing Obligations

$30.0 Million Credit Facility

On August 28, 2019, this facility was increased by approximately $2.6 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility. Once drawn down the amounts will amortize over 12 equal quarterly payments.

$60.0 Million Credit Facility

On July 23, 2019, this facility was increased by approximately $2.9 million in the aggregate for the financing of the installation of scrubbers on the two vessels financed under this facility, which will amortize in equal quarterly payments over the remaining term of the facility once drawn down (but no more than 14 quarterly payments).

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

$184.0 Million Credit Facility

On June 19, 2019, this facility was increased by approximately $17.4 million in the aggregate for the financing of the installation of scrubbers on the twelve vessels financed under this facility. The repayment profile is on a fifteen-year age adjusted profile.

$34.0 Million Credit Facility

On June 17, 2019, this facility was increased by approximately $3.0 million in the aggregate for the financing of the installation of scrubbers for each of the two vessels which will amortize at approximately $125,000 per quarter per vessel once drawn down.

$90.0 Million Credit Facility

On June 14, 2019, this facility was increased by approximately $8.7 million in the aggregate for the financing of the installation of scrubbers on the six vessels financed under this facility. The repayment profile is on a fifteen-year age adjusted profile.

$12.8 Million Credit Facility

On August 6, 2019, this facility was increased by approximately $1.4 million for the financing of the installation of a scrubber on the vessel financed under this facility, which will be repaid in full upon final maturity on June 15, 2023.

$19.6 Million Lease Financing - SBI Rumba

On October 25, 2017, the Company closed a financing transaction with unaffiliated third parties involving the sale and leaseback of the SBI Rumba, a 2015 Japanese built Kamsarmax vessel, for consideration of approximately $19.6 million. As part of the transaction, the Company will make monthly payments of $164,250 under a nine and a half year bareboat charter agreement with the buyers, which the Company has the option to extend for a further six months. The agreement also provides the Company with options to repurchase the vessel beginning on the fifth anniversary of the sale and until the end of the bareboat charter agreement.

$19.0 Million Lease Financing - SBI Tango

On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Tango, a 2015 Japanese built Ultramax vessel, for consideration of  $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$19.0 Million Lease Financing - SBI Echo

On July 18, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Echo, a 2015 Japanese built Ultramax vessel, for consideration of $19.0 million. As part of the transaction, the Company makes monthly payments of $164,250 under a five-year bareboat charter agreement with the buyer. The agreement also provides the Company with options to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$20.5 Million Lease Financing - SBI Hermes

On November 16, 2018, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Hermes, a 2016 Japanese built Ultramax vessel, for consideration of $20.5 million. As part of the transaction, the Company agreed with the buyer to bareboat charter the vessel for a period of five years at $177,938 per month. The transaction also provides the Company with an option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

$21.4 Million Lease Financing - SBI Samba

On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Company makes monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

CMBFL Lease Financing

On May 24, 2019, the Company closed a financing transaction with CMB Financial Leasing Co., Ltd. involving the sale and leaseback of three Ultramax vessels (SBI Pegasus, SBI Subaru and SBI Ursa) and four Kamsarmax vessels (SBI Lambada, SBI Macarena, SBI Carioca and SBI Capoeira). As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of seven years. In addition, the Company has purchase options beginning after the end of the third year of each bareboat charter agreement, as well as a purchase option for each vessel upon the expiration of each bareboat charter agreement.

This transaction provides financing for the installation of scrubbers for each of the seven vessels included at the lowest of (i) 75% of the scrubber market value, (b) 75% of the scrubber price or (c) approximately $1.7 million, which will amortize proportionally over the remaining term of the lease with a balloon payment made at maturity.

$45.0 Million Lease Financing - SBI Virgo and SBI Libra

On May 21, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Virgo and SBI Libra for a consideration of $21.0 million per vessel. As part of this transaction, the Company agreed to bareboat charter-in the vessels for a period of 11 years and will have purchase options beginning after the end of the fourth year of each bareboat charter agreement.

This transaction provides up to $1.5 million of financing for the installation of scrubbers for each of the vessels included. These will amortize at approximately $1,370 per day per vessel for the first two years and $685 per day per vessel for the following two years once drawn down.

AVIC Lease Financing

On June 27, 2019, the Company closed a financing transaction involving the sale and leaseback of three Ultramax vessels (SBI Antares, SBI Bravo and SBI Leo) and on July 16, 2019, the Company closed a financing transaction involving the sale and leaseback of three additional Ultramax vessels (SBI Hydra, SBI Lyra and SBI Maia) to AVIC International Leasing Co., Ltd. As part of these transactions, the Company agreed to bareboat charter-in the vessels for a period of eight years and has purchase options beginning after the end of the second year of each bareboat charter agreement, as well as a purchase obligation for each vessel upon the expiration of each bareboat charter agreement.

This transaction provides financing for the installation of scrubbers for each of the six vessels included at the lowest of (i) 82% of the scrubber market value, (b) 82% of the scrubber price and (c) approximately $1.6 million, which will amortize over five years at approximately $82,000 per quarter per vessel once drawn down.

In addition to the credit agreements and financing obligations described above, which are in effect as of September 30, 2019, the Company entered into the following agreements which were repaid in full during the nine months ended September 30, 2019.

$42.0 Million Senior Secured Credit Facility

On January 30, 2015, the Company entered into a senior secured credit facility for up to $42.0 million with a leading European financial institution which was originally used to finance a portion of the purchase price of two Kamsarmax vessels and one Ultramax vessel.

During the second quarter of 2019, the Company repaid this loan and terminated the credit facility. The vessels previously financed by the loan are now financed under three financing obligations.

$330.0 Million Credit Facility

On July 29, 2014, the Company entered into a $330.0 million senior secured credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG London which was originally used to finance a portion of the purchase price of 22 of

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

the vessels in the Company’s then existing Newbuilding Program, and subsequently reduced by $15.0 million due to its sale of one of the vessels that was to collateralize this facility.

During the third quarter of 2019, the Company repaid and terminated this credit facility upon the completion of the AVIC Lease Financing.

Loan Covenants

Each of the Company’s credit agreements and financing obligations, as amended through September 30, 2019, has financial covenants with which the Company must comply (based on terms defined in the credit agreements). The most stringent by facility are as follows:

•	The ratio of net debt to total capitalization no greater than 0.60 to 1.00.

•
Consolidated tangible net worth (adjusted for a minimum amount of $100.0 million in historical non-operating costs and to exclude certain future non-operating items, including impairments) no less than $500.0 million plus (i) 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter commencing on or after December 31, 2013 and (ii) 50% of the value of any new equity issues occurring on or after December 31, 2013.

•	Minimum liquidity of not less than the greater of $25.0 million or $0.7 million per owned or finance leased vessel.

•
Maintain a minimum fair value of the collateral for each credit facility, such that the aggregate fair value of the vessels collateralizing the credit facility is between 140% and 160% of the aggregate principal amount outstanding under such credit facility, or, if it does not meet these thresholds, to prepay a portion of the loan or provide additional security to eliminate the shortfall.

•
Minimum fair value of the vessel for certain financing obligations be 115% of the principal amount outstanding under such financing obligation, or, if the Company does not meet this threshold, to prepay a portion of the financing obligation or provide additional security to eliminate the shortfall.

The Company’s credit facilities and financing obligations set out above have, among other things, the following restrictive covenants which may restrict its ability to:

•	incur additional indebtedness;

•	sell the collateral vessel, if applicable;

•	make additional investments or acquisitions;

•	pay dividends; or

•	effect a change of control of the Company.

In addition, the Company’s credit facilities contain customary events of default, including cross-default provisions. As of September 30, 2019, the Company was in compliance with the financial covenants of each of its credit facilities. The Company expects to remain in compliance with the financial covenants of each of its credit facilities for the next twelve months.

Interest rates on all of the Company’s secured credit facilities for the nine months ended September 30, 2019 ranged from 4.3% to 6.7% per annum. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the nine months ended September 30, 2019 and 2018, Financial expense, net consists of:

	Nine Months Ended September 30,
(amounts in thousands)	2019	2018
Interest expense	$34,188	$28,825
Amortization of deferred financing costs	5,941	6,483
Write-off of deferred financing costs	446	—
Change in the fair value of interest rate caps	219	(144)
Other	219	348
Financial expense, net	$41,013	$35,512

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

10.	Derivatives

The Company is exposed to, among other things, the impact of changes in interest rates in the normal course of business. The Company manages the exposure to and volatility arising from these risks and utilizes derivative financial instruments to offset a portion of these risks. The Company uses derivative financial instruments only to the extent necessary to hedge identified business risks and does not enter into such transactions for speculative purposes.

The Company uses variable rate debt as a source of funds for use in the Company's investment activities. These debt obligations expose the Company to variability in interest payments due to changes in interest rates. If interest rates increase, interest expense increases. Interest rate cap agreements are used to manage interest rate risk associated with floating-rate borrowings under the Company’s credit facilities. The interest rate cap agreements utilized by the Company effectively modify the Company’s exposure to interest rate risk by converting a portion of the Company’s floating-rate debt to a fixed rate basis through December 31, 2020, thereby reducing the impact of interest rate changes on future interest expense.
The Company has not elected to designate any of its derivative instruments as hedging instruments under ASC 815, Derivatives and Hedging, and as such the gain or loss on the derivative is recognized in current earnings during the period of change and is included in Financial expense, net on the Condensed Consolidated Statement of Operations.
Information pertaining to outstanding interest rate caps is as follows:

Aggregate Notional Amount (in millions)	Start Date	End Date	Offsets Variable Rate Debt Attributable to Fluctuations Above:
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 9, 2017	December 31, 2020	Three Month LIBOR of 3.5%
$100	November 21, 2017	December 31, 2020	Three Month LIBOR of 3.5%

The aggregate fair value of these interest rate caps was zero at September 30, 2019 and $0.2 million at December 31, 2018, and is included in Other assets on the Company’s Condensed Consolidated Balance Sheet. In the nine months ended September 30, 2019, an increase to interest expense of approximately $0.2 million was recorded, representing the change in the fair value of these caps to Financial expense, net on the Condensed Consolidated Statement of Operations. Interest expense was reduced by approximately $0.1 million related to the change in the fair value of the caps in the prior year period. Refer to Note 11, Fair Value Measurements, for related fair value disclosures.

11.	Fair Value Measurements
The carrying amount and fair value of financial instruments at September 30, 2019 and December 31, 2018 were as follows (in thousands):

		September 30, 2019		December 31, 2018
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	1	$80,134	$80,134	$67,495	$67,495
Other assets - interest rate cap	2	—	—	219	219
Equity investment - Common stock of Scorpio Tankers Inc. *	1	160,865	160,865	92,281	92,281
Equity investment - Common stock of 2020 Bulkers Ltd	1	1,522	1,522	—	—

Financial liabilities:
Bank loans, net	2	441,570	441,570	681,489	681,489
Senior Notes, net	1	—	—	73,253	74,214
Financing obligation	2	356,227	356,227	73,823	73,823

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

* During 2019, the equity investment in Scorpio Tankers Inc., or Scorpio Tankers, was transferred from Level 2 to Level 1 as a result of the expiration of the related lock-up agreement prohibiting the sale of the Company’s shares in Scorpio Tankers until January 7, 2019.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.

•
Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.

•	Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
The interest rate caps were measured at fair value using implied volatility rates of each caplet and the yield curve for the related periods.
The Company holds an equity investment consisting of approximately 5.4 million shares of common stock of Scorpio Tankers at a fair value of $160.9 million based on its quoted market price in active securities markets at September 30, 2019. The investment in Scorpio Tankers was transferred from Level 2 to Level 1 during the first quarter of 2019 as a result of the expiration of the related lock-up agreement. Although a quoted market price in active securities markets was available for these shares at December 31, 2018, the Company was prohibited from selling its shares in Scorpio Tankers through January 7, 2019, pursuant to the terms of the lock-up agreement the Company entered into at the time of the investment. Accordingly, a discount for lack of marketability was included when arriving at the appropriate fair value of the shares, which value was reduced from the quoted market value of $95.1 million at December 31, 2018, to $92.3 million. The discount for marketability was calculated using the Finnerty Model, an option-based approach that takes into account the remaining term until the end of the restriction, the risk free rate and expected volatility. Unrealized gains and losses are included in Income (loss) from equity investment in the Condensed Consolidated Statement of Operations.
The Company holds an equity investment consisting of approximately 0.2 million shares of common stock of 2020 Bulkers Ltd. or 2020 Bulkers, with a fair value of $1.5 million based on its quoted market price in active securities markets at September 30, 2019. Unrealized gains and losses are included in Income (loss) from equity investment in the Condensed Consolidated Statement of Operations.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $6.2 million and $10.5 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet as of September 30, 2019 and December 31, 2018, respectively.
In August 2019, the Company redeemed the entire outstanding balance of its Senior Notes, which were publicly traded on the New York Stock Exchange and were considered a level 1 item. The carrying value at December 31, 2018 shown in the table is the face value of the Senior Notes net of $0.4 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value due to their short maturity. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
Certain items are measured at fair value on a non-recurring basis. The table below details the portion of those items that were re-measured at fair value at September 30, 2019 and the resultant write-down recorded (dollars in thousands):

		Fair Value Measurements Using
September 30, 2019	Total	Level 1	Level 2	Level 3	Write-down
Assets Held For Sale	$36,939	$—	$36,939	$—	$4,688

12.	Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which provides the Company with vessel technical management services, SCM, which provides the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which provides the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that provides supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. Since December 2018, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd. (NYSE: PSV).

Administrative Services Agreement

The Company entered into an administrative services agreement (as amended from time to time), or the Administrative Services Agreement, with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. The Company reimburses SSH for the direct and indirect expenses incurred while providing such services. Such costs are classified as general and administrative in the Condensed Consolidated Statement of Operations.

SSH also arranges vessel sales and purchases for the Company, including newbuildings, for which, in respect of construction contracts executed prior to September 2016, when the Administrative Services Agreement was amended, it previously paid SSH a fee, payable in its common shares. The amount of common shares payable was determined by dividing $250,000 by the market value of the Company’s common shares based on the volume weighted average price of its common shares over the 30-trading day period immediately preceding the contract date of a definitive agreement to acquire any vessel.

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months notice, or by the Company upon 24 months notice.
The services provided to the Company by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.
Master Agreement

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

The Company’s vessels are commercially managed by SCM and technically managed by SSM pursuant to a master agreement (as amended and restated from time to time), or the Master Agreement, which may be terminated by either party upon 24 months’ notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of substantially all vessels under management, in which case a payment equal to 24 months of management fees will apply. This fee is classified as a loss/write-off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations. Additional vessels that the Company may acquire in the future are expected to be managed under the Master Agreement or on substantially similar terms.

SCM’s commercial management services include securing employment for the Company’s vessels in the spot market and on time charters. SCM also manages the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which the Company’s owned, finance leased and time chartered-in vessels are employed and from which a significant portion of its revenue is generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar vessels, pay SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company is also allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the nine months ended September 30, 2019, accounting for 37% and 62% of the Company’s total vessel revenue, respectively. For the nine months ended September 30, 2018, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 36% and 64% of the Company’s total vessel revenue, respectively.

During the nine months ended September 30, 2019, the Company time-chartered out five Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the BPI or, in respect of one vessel, at a fixed rate. The related income is recorded as Vessel Revenues in the Condensed Consolidated Statement of Operations.
For the commercial management of any of the Company’s vessels that do not operate in one of the Scorpio Pools, it pays SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Condensed Consolidated Statement of Operations.
SSM’s technical management services include providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company pays SSM, a related party, including certain subcontractors, for crew costs which are then distributed to the crew.

The Company pays SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased vessels, which is a component of vessel operating costs in the Condensed Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its vessels were being constructed in shipyards. For these services, SSM was compensated for its direct expenses, which varied between $0.2 million and $0.5 million per vessel. Representatives of SSM, including certain subcontractors, provide supervisory services during drydocking, and are compensated for their direct expenses for these services.

SUK allocates salaries of certain SUK employees to the Company for services performed for the Company.

The Company pays the related party port agent for supply and logistical services, which are charged as vessel operating costs.

In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of the Company’s owned and finance leased vessels. This broker has arranged such policies for the Company since 2013 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. In September 2018 the Executive Officer disposed of their interest in the insurance broker in its entirety to a third party not affiliated with the Company. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. Such payments, which are made in advance, are classified as prepaid expenses and other current assets on

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

the Condensed Consolidated Balance Sheet until they are realized in the applicable period, at which point they are recorded as vessel operating expenses in the Condensed Consolidated Statement of Operations.

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

Transactions with entities owned and controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

	For the Nine Months Ended September 30,
	2019	2018
Vessel revenue
Scorpio Kamsarmax Pool	$61,038	$64,553
Scorpio Ultramax Pool	101,832	112,778
Total vessel revenue	$162,870	$177,331
Voyage expense:
SCM	$145	$—
Total voyage expense	$145	$—
Vessel operating cost:
SSM	$9,787	$9,857
Port agent	202	55
Insurance brokerage	—	1,721
Total vessel operating cost	$9,989	$11,633
General and administrative expense:
SCM	$29	$34
SSM	115	48
SSH	5,001	5,024
SUK	1,463	988
Total general and administrative expense	$6,608	$6,094
Income from equity investments
Scorpio Tankers Inc.	$70,205	$—
Write-down on assets held for sale
SCM	$200	$—
SSM	204	—
Total write-down on assets held for sale	$404	$—

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	As of
	September 30, 2019	December 31, 2018
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$4,941	$4,017
Scorpio Ultramax Pool	5,008	3,321
Total due from related parties-current	$9,949	$7,338
Due from related parties non-current:
Scorpio Kamsarmax Pool	$4,767	$4,806
Scorpio Ultramax Pool	9,839	10,542
Total due from related parties non-current	$14,606	$15,348
Equity investment in Scorpio Tankers Inc.	$160,865	$92,281
Liabilities
Due to related parties-current :
SCM	$152	$8
SSM	159	116
SSH	—	357
Port agent	12	—
Total due to related parties-current	$323	$481

13.	Equity Investments
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, holding a total of approximately 54.1 million shares of common stock (subsequently adjusted to 5.4 million shares of common stock upon a one-for-ten reverse stock split effected in January 2019), which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers, prior to this investment, it shared a number of shareholders, directors and officers (see Note 12, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
On May 31, 2019, the Company invested $1.5 million in 2020 Bulkers in exchange for 166,667 shares of 2020 Bulkers common stock through a private placement. The Company accounts for this investment at fair value using the quoted market price as it does not have the ability to exercise significant influence.
Below is a table of equity investment activity (in thousands):

Balance at December 31, 2018	$92,281
Investment in 2020 Bulkers	1,500
Gain from change in fair value of investment in Scorpio Tankers	68,582
Gain from change in fair value of investment in 2020 Bulkers	22
Balance at September 30, 2019	$162,385

Dividend income from Scorpio Tankers common stock	$1,623

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

14.	Leases
As of September 30, 2019, the Company is lessor for 60 vessel operating leases with commercial shipping pools, of which 54 are owned by the Company.
The following are the Company contracts that fall under ASC 842:
As Lessor: Commercial pool/time charter out contracts
Virtually all of the Company’s vessel revenues are sourced from commercial pools, which along with time charters, fall under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue each period as the variability associated with lease payments is resolved. Please see Note 4, “Vessels, net”.
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which had a remaining lease term of nine months. In September 2019, the Company exercised its lease extension option for this chartered-in 62,100 dwt, 2017 built Japanese vessel, Ocean Phoenix Tree, for one year at $10,885 per day. During 2019, the Company also entered into operating leases for five additional chartered-in vessels as follows:
In March 2019, the Company became party to a three-way arrangement with simultaneously occurring, back-to-back charters whereby the Company chartered-in a 81,100 dwt, 2019 built Chinese vessel, CL Taizhou, from the vessel owner and simultaneously chartered it out to the Scorpio Kamsarmax Pool, or SKPL, a related party, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In May 2019, the Company became party to a second three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2019 built Chinese vessel, CL Zhenjiang, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In July 2019, the Company became party to a third, three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 120% of BPI with an option to convert to a fixed rate.
In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI.
The above charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price and performance of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component. However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement are accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contains extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provides options to purchase the vessel as soon as the end of the first year. At the present time, the Company is not reasonably certain to exercise the renewal or purchase options.
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of September 30, 2019 and January 1, 2019 (in thousands):

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Description	Location in Balance Sheet	September 30, 2019	January 1, 2019
Assets:
Right of use assets	Other assets	$47,964	$2,650

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$28,475	$2,650
Non-current portion - operating leases	Other liabilities	$19,489	$—
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at September 30, 2019 are as follows (in thousands):

Year
2019 *	$7,623
2020	29,369
2021	12,920
2022	—
2023	—
Thereafter	—
Total lease payments	$49,912
Less: Imputed interest **	(1,948)
Total present value of operating lease liabilities	$47,964
Less: Short-term portion	(28,475)
Long-term operating lease liabilities	$19,489

*For remaining three months ended December 31, 2019
**Based on incremental borrowing rate of 4.8%
Future minimum lease payments under operating leases for charter-in contracts with noncancelable terms at December 31, 2018 are as follows (in thousands):

Year
2019	$2,690
2020	—
2021	—
2022	—
2023	—
Thereafter	—
Total lease payments	$2,690
The following table summarizes lease cost for the nine months ended September 30, 2019 (in thousands):

Operating lease costs	$3,679
Variable lease costs	$1,994
The following table summarizes other supplemental information about the Company’s operating leases as of September 30, 2019:

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

Weighted average discount rate	4.8%
Weighted average remaining lease term	1.7 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$—

15.	Income Taxes
Scorpio Bulkers Inc. and its vessel owning subsidiaries (registered and disponent) are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.

16.	Segments
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:

•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company has therefore chosen to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

The following schedule presents segment information about the Company’s operations for the nine months ended September 30, 2019 and 2018 (in thousands).

	Kamsarmax	Ultramax	Corporate	Total
Nine Months Ended September 30, 2019
Vessel revenue	$61,081	$103,234	$—	$164,315
Voyage expenses	408	438	—	846
Vessel operating cost	25,730	50,962	—	76,692
Charterhire expense	8,039	2,731	—	10,770
Vessel depreciation	13,695	27,108	—	40,803
General and administrative expenses	1,594	3,131	19,276	24,001
Loss / write-down on assets held for sale	7,353	4,688	—	12,041
Interest income	—	—	1,227	1,227
Income from equity investment	—	—	70,227	70,227
Foreign exchange loss	—	—	(33)	(33)
Financial expense, net	—	—	(41,013)	(41,013)
Segment income	$4,262	$14,176	$11,132	$29,570

	Kamsarmax	Ultramax	Corporate	Total
Nine Months Ended September 30, 2018
Vessel revenue	$64,553	$112,778	$—	$177,331
Voyage expenses	108	264	—	372
Vessel operating cost	25,458	53,430	—	78,888
Charterhire expense	318	2,773	—	3,091
Vessel depreciation	14,306	27,887	—	42,193
General and administrative expenses	1,515	3,255	18,513	23,283
Interest income	—	—	756	756
Foreign exchange loss	—	—	(73)	(73)
Financial expense, net	—	—	(35,512)	(35,512)
Segment income (loss)	$22,848	$25,169	$(53,342)	$(5,325)
Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets
	September 30, 2019	December 31, 2018
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	500,045	553,790
Ultramax	980,038	994,812
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	59,881	55,884
Other	218,148	99,340
Total identifiable assets	$1,758,112	$1,703,826

SCORPIO BULKERS INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

17.	Subsequent Events
Dividend

On October 22, 2019, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about December 13, 2019, to all shareholders of record as of November 15, 2019.

Special Stock Dividend

On October 22, 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of one million shares of common stock of Scorpio Tankers (NYSE:STNG), a related party. For each common share that a shareholder holds in the Company that shareholder will receive 0.0138 shares of common stock of Scorpio Tankers, payable on or about December 13, 2019 to all shareholders of record as of November 15, 2019. The Scorpio Tankers common shares to be distributed in the special dividend were acquired from Scorpio Tankers in a registered underwritten public offering of its common shares in October 2018. Following the payment of the special dividend, the Company will continue to own approximately 4.4 million common shares of Scorpio Tankers.

No fractional shares of Scorpio Tankers will be issued in connection with the special dividend, and instead the Company’s shareholders will receive cash in lieu of any fractional shares.

Debt

$38.7 Million Credit Facility

During October 2019, the Company prepaid approximately $21.9 million of its $38.7 Million Credit Facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar.

$85.5 Million Credit Facility

On October 21, 2019, the $85.5 Million Credit Facility was increased by approximately $5.7 million in the aggregate for the financing for the installation of scrubbers on the vessels financed under this facility, which will amortize in equal quarterly payments (once drawn down) until December 31, 2022.

Financial Guarantees

In October 2019, the Company agreed to guarantee certain obligations of certain related parties arising from bunker purchases made through October 2020 on behalf of the vessels we own. The maximum potential amount of future payments is $2.0 million.

.